Exhibit 99.2

COMMONWEALTH BIOTECHNOLOGIES, INC.

AMENDMENT

TO

2002 STOCK INCENTIVE PLAN

This Amendment (“Amendment”) to the Commonwealth Biotechnologies, Inc. 2002 Stock Incentive Plan, as amended (the “Plan”), amends the Plan effective as of such time as this Amendment is approved by the shareholders of the Company. Capitalized terms not otherwise defined herein will have the meaning ascribed to such terms in the Plan.

1. Section 4 of the Plan is amended and restated to read in its entirety as follows:

4. Stock. Subject to Section 12 of the Plan, there shall be reserved for issuance under the Plan an aggregate of 600,000 shares of Company Stock, which may include authorized, but unissued, shares. Shares allocable to Options granted under the Plan that expire or otherwise terminate unexercised and shares that are forfeited pursuant to restrictions on Restricted Stock awarded under the Plan may again be subjected to an Award under this Plan. For purposes of determining the number of shares that are available for Awards under the Plan, such number shall include the number of shares surrendered by a Participant or retained by the Company (a) in connection with the exercise of an Option or (b) in payment of Applicable Withholding Taxes.

2. This Amendment does not supersede the terms and conditions of the Plan, except to the extent expressly described herein and the Plan, as amended hereby, shall remain in full force and effect as so amended.

IN WITNESS WHEREOF, this Amendment is executed as of May 14, 2004.

COMMONWEALTH BIOTECHNOLOGIES, INC.

By:
Robert B. Harris, Ph.D.
Chief Executive Officer and President